Exhibit 99.1

ProQR Announces CTA Submission for Phase 1 Study of AX-0810 Targeting NTCP

●	First-in-human trial of AX-0810 will evaluate safety, tolerability, pharmacokinetics, and target engagement in healthy volunteers with initial data expected in Q4 2025

●	Marks the first submitted Clinical Trial Application (CTA) advancing ProQR’s Axiomer™ ADAR-mediated RNA editing platform into clinical development

LEIDEN, Netherlands & CAMBRIDGE, Mass., June 26, 2025 – ProQR Therapeutics NV (Nasdaq: PRQR) (ProQR), a company dedicated to changing lives through transformative RNA therapies based on its proprietary Axiomer™ RNA editing technology platform, today announced the submission of a Clinical Trial Application (CTA) to the European Medicines Agency (EMA) to initiate a Phase 1 clinical trial of its lead pipeline program AX-0810 targeting NTCP, a liver cell protein that transports bile acids into cells. AX-0810 is an investigational ADAR-mediated RNA editing oligonucleotide (EON) designed to selectively modulate NTCP function by reducing toxic bile acid accumulation in the liver, potentially mitigating inflammation, fibrosis, and progression toward liver failure, which are common in cholestatic diseases.

“The submission of this CTA marks a significant milestone for ProQR, representing the first to advance our Axiomer RNA editing platform and pipeline into clinical development,” said Cristina Lopez Lopez, MD, PhD Chief Medical Officer of ProQR. “This step brings us into the clinic with AX-0810 as we initiate a Phase 1 study to evaluate safety and target engagement in healthy volunteers. Cholestatic liver diseases represent an area of high unmet medical need and by targeting NTCP, AX-0810 introduces a novel therapeutic approach underpinned by human genetics and compelling preclinical data.”

The proposed Phase 1 study is designed to evaluate the safety, tolerability, pharmacokinetics, and pharmacodynamics of AX-0810 in healthy adult volunteers. The study will also explore biomarkers to assess early signals of target engagement. Pending regulatory clearance, the study is expected to commence at a single site in the Netherlands with initial data anticipated in Q4 2025.

About AX-0810

AX-0810 is an investigational GalNac-delivered RNA editing oligonucleotide designed to treat cholestatic liver disease by targeting NTCP. These diseases are driven by toxic bile acid accumulation due to impaired bile flow, leading to progressive liver damage. AX-0810 offers a novel therapeutic approach by selectively modulating NTCP function, which decreases bile acid reuptake into the liver. This mechanism is supported by human genetics data showing that naturally occurring NTCP variants safety reduce bile acid reuptake, reinforcing the potential of NTCP modulation by ADAR-mediated RNA editing to improve liver health and alter the course of cholestatic disease.

About Axiomer™

ProQR is pioneering a next-generation RNA base editing technology called Axiomer™, which could potentially yield a new class of medicines for diverse types of diseases. Axiomer “Editing Oligonucleotides”, or EONs, mediate single nucleotide changes to RNA in a highly specific and targeted way using molecular machinery that is present in human cells called ADAR (Adenosine Deaminase Acting on RNA). Axiomer EONs are designed to recruit and direct endogenously expressed ADARs to change an Adenosine (A) to an Inosine (I) in the RNA – an Inosine is translated as a Guanosine (G) – correcting an RNA with a disease-causing mutation back to a normal (wild type) RNA, modulating protein expression, or altering a protein so that it will have a new function that helps prevent or treat disease.

About ProQR

ProQR Therapeutics is dedicated to changing lives through the creation of transformative RNA therapies. ProQR is pioneering a next-generation RNA technology called Axiomer™, which uses a cell’s own editing machinery called ADAR to make specific single nucleotide edits in RNA to reverse a mutation or modulate protein expression and could potentially yield a new class of medicines for both rare and prevalent diseases with unmet need. Based on our unique proprietary RNA repair platform technologies we are growing our pipeline with patients and loved ones in mind.

Learn more about ProQR at www.proqr.com.

Forward Looking Statements for ProQR

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “continue,” "anticipate," "believe," "could," "estimate," "expect," "goal," "intend," "look forward to", "may," "plan," "potential," "predict," "project," "should," "will," "would" and similar expressions. Such forward-looking statements include, but are not limited to, statements regarding our business, ; our Axiomer™ RNA editing technology platform, including the continued development and advancement of our Axiomer platform, the advancement of AX-0810 to clinical trials, including the timing of, and our ability to obtain regulatory clearance; our expectations regarding the initiation of the planned Phase 1 clinical study of AX-0810 in the Netherlands, including our ability to recruit for and complete the study, and the anticipated timing of initial data in Q4 2025; the plan, timing, progress and results of our preclinical studies, planned clinical trials and other development activities, including the release of data related thereto, and the potential of our technologies and product candidates. Forward-looking statements are based on management’s beliefs and assumptions and on information available to management only as of the date of this press release. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including, without limitation, the risks, uncertainties and other factors in our filings made with the Securities and Exchange Commission, including certain sections of our most recent annual report filed on Form 20-F. These risks and uncertainties include, among others, the cost, timing and results of preclinical studies and clinical trials and other development activities by us and our collaborative partners whose operations and activities may be slowed or halted shortage and pressure on supply and logistics on the global market, economic sanctions and international tariffs; the likelihood of our preclinical and clinical programs being initiated and executed on timelines provided and reliance on our contract research organizations and predictability of timely enrollment of subjects and patients to advance our clinical trials and maintain their own operations; our reliance on contract manufacturers or suppliers to supply materials for research and development and the risk of supply interruption or delays from suppliers or contract manufacturers; the potential for future data to alter initial and preliminary results of early-stage clinical trials; the unpredictability of the duration and results of the regulatory review of applications or clearances that are necessary to initiate and continue to advance and progress our clinical programs; the ability to secure, maintain and realize the intended benefits of collaborations with partners; the possible impairment of, inability to obtain, and costs to obtain intellectual property rights; possible safety or efficacy concerns that could emerge as new data are generated in research and development; general business, operational, financial and accounting risks, and risks related to litigation and disputes with third parties; and risks related to macroeconomic conditions and market volatility resulting from global economic developments, geopolitical instability and conflicts. high inflation, rising interest rates, tariffs and potential for significant changes in U.S. policies and regulatory environment. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future, except as required by law.

ProQR Therapeutics N.V.

Investor and media contact:
Sarah Kiely
ProQR Therapeutics N.V.
T: +1 617 599 6228
skiely@proqr.com
or
Investor contact:
Peter Kelleher
LifeSci Advisors
T: +1 617 430 7579
pkelleher@lifesciadvisors.com